March 13, 2025

Boipelo Lekubo
Financial Director
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa, 1759

       Re: Harmony Gold Mining Company Limited
           Form 20-F For Fiscal Year Ended June 30, 2024
           Response dated March 10, 2025
           File No. 001-31545
Dear Boipelo Lekubo:

       We have reviewed your March 10, 2025 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our February
10, 2025 letter.

Form 20-F for Fiscal Year Ended June 30, 2024
Item 5. Operating and Financial Review and Prospects
Reconciliation of Non-GAAP Measures, page 168

1. We have considered your proposed revisions to the non-GAAP measure of Operating
       Free Cash Flow in response to prior comment two. Please address the following:

             Further revise the description of the measure to indicate the reasons why management believes that presentation of Operating Free Cash Flow provides useful information to investors regarding your cash flows. Refer to Item
           10(e)(1)(i)(C) of Regulation S-K.

             We note your argument that the most directly comparable GAAP amount is Cash
 March 13, 2025
Page 2

           generated by operations, a subtotal presented before deriving Cash generated by operating activities. However, it is not clear why excluding items such as interest and taxes paid, which are expenses necessary to operate a business, is appropriate.
           Therefore, we continue to believe that Cash generated by operating activities, as contemplated in paragraphs 13 and 14 of IAS 7, is the most directly comparable
           GAAP amount to a non-GAAP liquidity measure of free cash flow.

             We note certain of the adjustments appear to exclude charges that required cash settlement. However, Item 10(e)(1)(ii)(A) of Regulation S-K prohibits excluding charges or liabilities that required, or will require, cash settlement from a non-
           GAAP liquidity measure. Therefore, please further revise your non-GAAP measure to comply with this rule.

             Please revise the label of your non-GAAP measure to Adjusted Free Cash Flow or a similar description as your calculation differs from the typical calculation of cash flows from operating activities less capital expenditures. Refer to Questions
           100.05 and 102.07 of the Non- GAAP Financial Measures Compliance and Disclosure Interpretations.

       Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation